

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 3, 2006

Mr. Doug Leifermann
Chief Financial Officer
Golden Oval Eggs, LLC
1800 Park Avenue East
Renville, MN 56284

> **Re: Golden Oval Eggs, LLC**
> **Form 10-K for Fiscal Year Ended August 31, 2005**
> **Filed November 29, 2005**
> **File No. 0-51096**

Dear Mr. Leifermann:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief